UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2015

On August 28, 2015, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2015. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

	By:	/s/ Sebastián Rivera Martínez
		Name:	Sebastián Rivera Martínez
		Title:	Legal Manager

Date: August 28, 2015

cencosud
Second Quarter 2015
Excluding one-offs Adjusted EBITDA grew 20% YoY and 102 bps expansion in the margin before non-recurring charges.
Supermarkets Adjusted EBITDA grew 18%, due to better performance in Brazil, Argentina and Chile, despite the complex macroeconomic context.
Department Store EBITDA more than doubled YoY. In Chile, due to a less aggressive pricing strategy and Johnson posted positive EBITDA for the 2nd consecutive quarter.
SSS growth of 5.7% in Supermarkets Chile, 5.1% and 30.9% in Home Improvement Chile and Argentina respectively, and 7.3% in Department Stores Peru.
Net profit more than doubled YoY and excluding one-off effects net profit tripled YoY.
Net leverage ratio (excluding one-off effects) of 3.0x.
In Supermarkets, Department Store and Home Improvement the inventory turnover ratio improved.

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Relevant Events

•	Impairment test: As a result of an abrupt deterioration in Brazil’s market conditions and the downwards revision of several macroeconomic indicators as seen in the downgrade of its sovereign debt rating, increase in interest rates, GDP contraction, among others, Cencosud reviewed its cash flows from operations to reflect a more challenging scenario for the upcoming years. Based on this, the Company performed an impairment test for its Brazilian assets, conducive to a write-off booked in its second quarter 2015 Income Statement in the amount of CLP 116,771 million (one-off effect) before taxes, under “Other gains (losses)”.

The study was performed by Cencosud and later reviewed by its external auditor PwC and E&Y as a third party independent opinion. The methodology used considered a 5 years cash flow projection and then to perpetuity.

The reduction of value in Brazilian assets has no effect in the expected cash flow generation for the year, Cencosud’s ability to comply with its obligations or financial covenants. However, the dividend payout capacity of the Company may be limited during 2015 as a result of lower net distributable income.

Cencosud is committed to its operations in Brazil, and during 2015 has taken measures for the strengthening of its Balance Sheet, among others the early repayment of bank loans taken out by its Brazilian subsidiary through an intercompany loan, after the successful issuance of a dual-tranche 144A-RegS bond for US 1,000 million with 10 and 30 year maturities. The Company has additionally dedicated efforts to improve its operational results to return to previous levels of profitability.

•	Focus on profitability: Cencosud has implemented initiatives to reduce expenses areas including headcount, working capital, and third party agreements. As part of this program, the Company recognized a CLP 15,174 million (one-off effect) one-time charge related to severance costs in the Supermarket and Department Store divisions.

•	Close of Scotiabank transaction: In 2Q15, the Company completed the transaction with the Bank of Nova Scotia (Scotiabank) to form a joint venture to manage the financial services business in Chile. Under the terms of the agreement, the Company recognized a CLP 61,373 million (one-off effect) profit under “Other gains (losses)”. Second quarter results from Financial Services only include the month of April for its operations in Chile, and 49% of net profit of the remaining two months are accounted in the line “Participation in profit (loss) of equity method associates.” Going forward, Cencosud will account the Chilean operation of Financial Services in the mentioned line.

•	Colombian Taxes: Following a recent court decision, Cencosud reflected a positive effect in income taxes (one-off effect) in the amount of of CLP 40,632 million under “income taxes” as a result of booking a deffered asset at 34% instead of the previous 29% rate[1].

•	Costanera Center, Offices: On August 5th, 2015 the Department of Municipal Works of Providencia granted the municipal reception for Costanera Center Tower, which allows the start of marketing and commercialization activities for the first 15,000 m2. We will start to formalize the first lease agreements in the coming weeks. Tenants should be able to start works to outfit leased office space.

•	Sky Costanera: On August 11th, 2015 Sky Costanera opened located on the top 2 floors of the 300-meter-high tower, becoming the highest skydeck in Latinamerica, offering a 360 degrees view of Santiago. With over 25,000 visits on its first two weeks of operation, Sky Costanera is a unique turist attraction that generates additional traffic for the shopping mall, to which it is directly connected through its exclusive elevators.

[1]	In Colombia new legal precedent was set that enabled the use of CREE disbursements to be used as deferred tax assets; resulting in a positive effect in the order of CLP 40,632 million.

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Financial Highlights 2Q152

(In millions of Chilean pesos as of June 30th, 2015)
	Second Quarter			Six-Month, ended June 30th
	2015	2014	r %	2015	2014	r %
Net revenues	2.617.109	2.585.035	1,2%	5.269.756	5.075.196	3,8%
Cost of sales	-1.853.418	-1.906.625	-2,8%	-3.765.116	-3.728.292	1,0%

Gross profit	763.690	678.410	12,6%	1.504.640	1.346.904	11,7%
Selling and administrative expenses	-672.283	-608.650	10,5%	-1.302.470	-1.166.468	11,7%
Other income by function	23.758	-390	N.A.	40.060	8.804	355,0%
Other gain (Losses)	-49.302	16.933	N.A.	-58.856	9.700	N.A.

Operating income	65.863	86.303	-23,7%	183.374	198.940	-7,8%
Participation in profit or loss of equity method associates	2.795	573	388,0%	4.540	1.883	141,1%
Net Financial Income	-55.119	-48.727	13,1%	-108.412	-101.781	6,5%
Income (loss) from foreign exchange variations	-14.955	-3.241	361,5%	-26.544	-8.345	218,1%
Result of indexation units	-7.579	-11.815	-35,9%	-8.490	-22.140	-61,7%

Non-operating income (loss)	-74.858	-63.210	18,4%	-138.906	-130.383	6,5%
Income before income taxes	-8.995	23.093	-138,9%	44.468	68.557	-35,1%
Income taxes	55.472	-3.913	1517,7%	22.114	-18.123	-222,0%

Profit (Loss) from continued operations	46.478	19.180	142,3%	66.582	50.434	32,0%
Profit (Loss) from discontinued operations	6.918	5.836	18,5%	9.244	11.095	-16,7%
Profit (Loss)	53.395	25.017	113,4%	75.827	61.529	23,2%

•	In the two business divisions that represented 75% of gross profit in 2Q15 (Supermarkets and Department Stores) the Company achieved gross margin expansions. In the case of Supermarkets, Cencosud posted gross margin expansion in almost all countries. Following the same trend, the Department Store Division improved its gross margin, reflecting expansions in both Chile and Peru, explained by lower promotional activity and greater scale.

•	Adjusted EBITDA decreased 30% but excluding one-off effects, adjusted EBITDA grew 20% YoY resulting in a 102 bps expansion in adjusted EBITDA margin on the back of improved margins in the Supermarket and Department Store Divisions.

•	Net profit increased 142% YoY. Excluding above mentioned one-offs net profit increased 298% YoY, on the back of a 58% increase in Operating Income (CLP 50,133 million3), partially offset by a higher non-operating loss (CLP 11,648 million) and lower income taxes YoY by CLP 19,776 million[4].

2	In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, from June 2014 Cencosud has been reporting its results from discontinued operations from the Chilean financial retail business in a single line in the Consolidated Financial Statements. The results from those operations are in one line called “Profit (loss) from discontinued operations” (abbreviated as D.O. in this report) which consolidates the result from the financial service operations from Chile. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in “Discontinued Operations” segment. Therefore results from discontinued operations are shown in one line called “Profit (loss) from discontinued operations”. In 2Q14 the Financial Service division includes 100% of the Chilean operation and in 2Q15 only one month (April). 49% of net profit for the months of May and June is included in “Participation in profit of equity method associates”.
3	Operating result of CLP 65,863 million, minus CLP 61,373 million profit from the completion of Financial Services Chile JV with Scotiabank, plus CLP 15,174 million of severance payments and CLP 116,771 million write-off of Brazilian assets = Operating result (without one-offs) of CLP 136,436 million in 2Q15, vs. the CLP 86,303 million in 2Q14.
4	In 2Q15 Cencosud booked positive income taxes of CLP 55,472 million. Before the reversal of a CLP 39,609 million provision for deferred taxes in Colombia booked in 4Q14, tax benefit was CLP 15,863 million.

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Consolidated Performance

Revenues

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	r %	2015	2014	r %
Supermarkets	1.929.261	1.981.615	-2,6%	3.918.866	3.888.918	0,8%
Home Improvement	338.277	280.262	20,7%	686.164	572.545	19,8%
Department Stores	252.598	244.585	3,3%	475.525	458.653	3,7%
Shopping Centers	57.546	51.255	12,3%	112.685	99.864	12,8%
Financial Services	51.649	85.054	-39,3%	133.979	162.590	-17,6%
Others	2.662	-908	N.A.	3.296	-1.413	N.A.
Deconsolidation of D.O.	-14.884	-56.829	-73,8%	-60.760	-105.960	-42,7%
REVENUES	2.617.109	2.585.035	1,2%	5.269.756	5.075.196	3,8%
Revenues from D.O.	14.884	56.829	-73,8%	60.760	105.960	-42,7%
REVENUES WITH D.O.	2.631.993	2.641.864	-0,4%	5.330.515	5.181.156	2,9%

Consolidated revenues, including D.O. decreased 0.4% or CLP 9,871 million, mainly driven by the devaluation of the Colombian peso and Brazilian real against the Chilean peso (-13.8% and -19.1% respectively)5, partially offset by higher sales YoY in Chile, Peru and Argentina.

REVENUES IN LOCAL CURRENCY
	Second Quarter			Six-Month, ended June 30th
	2015	2014	r %	2015	2014	r %
Chile (CLP MM)	1.021.294	1.001.223	2,0%	2.028.915	1.945.237	4,3%
Argentina (ARS MM)	10.753	8.846	21,6%	21.259	17.200	23,6%
Brazil (BRL MM)	2.038	2.151	-5,3%	4.208	4.403	-4,4%
Peru (PEN MM)	1.176	1.133	3,8%	2.309	2.217	4,1%
Colombia (COP MM)	912.705	941.561	-3,1%	1.811.504	1.840.271	-1,6%

•	Supermarket revenue decreased 2.6% (CLP 52,354 million) in 2Q15 YoY as a result of currency devaluation in Brazil and Colombia, partially offset by increases in Argentina and Chile.

•	Revenue decrease in Brazil (-23.3%) was mainly driven by the devaluation of the Real against the Chilean Peso (-19.9%) and the 6.8% drop in SSS. In local currency, results were impacted by a slowing macroeconomic environment (the lowest consumer confidence index in the last 10 years) and comparable strong non-food sales (World Cup 2014), resulting in a double digit non-food SSS decrease, partially offset by an improvement in pricing strategy and category management still in process.

•	Revenue decrease in Colombia (-16.8%) was driven by -2.4% SSS as a result of a high comparison basis due to 2014 World Cup and a slowing macroeconomic environment (Electro SSS was -14.1%, partially offset by an almost double-digit SSS expansion in Perishables with growth in traffic), on top of a 13.8% currency devaluation.

•	Revenue increase in Argentina (+16.6%) was the result of a 15.5% SSS growth offset by the net closing of 5 stores YoY. SSS is decelerating due to macroeconomic conditions. Additionally, SSS was affected by a 19% decline in electro’s volume as a result of a high comparison basis (World Cup in 2Q14). Traffic decline was the result of higher competition from proximity and wholesale formats and the informal market.

•	Revenue increase in Chile (+7.6%) on the back of 5.7% SSS growth and the net opening of 16 stores YoY as a result of the more efficient pricing strategy through clusters in Santa Isabel.

•	Peru posted stable revenues (+0.4%) driven by 1.0% SSS growth and the net opening of 2 stores YoY, partially offset by lower electro sales due to the soccer World Cup and lower promotional activity.

5	Devaluation of the Brazilian and the Colombian currency was determined with average exchange rate for 2Q15 vs. 2Q14.

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•	Home Improvement revenue increased 20.7% (CLP 58,015 million) YoY. Growth in sales was driven by a 32.1% increase in Argentina after the 30.9% SSS growth and higher revenues due to the opening of 2 new stores by mid-June 2014. Revenue increased 5.6% in Chile due to a 5.1% SSS growth (on the back of the category management is performing) and the net opening of 2 stores YoY (Chicureo in December 2014 and Coronel in March 2015). Revenue increases were offset by a 4.7% decrease in Colombia based on currency devaluation, partially offset by 1% SSS and the net opening of one store in December 2014.

•	Department Store revenue was 3.3% up (CLP 8,012 million) YoY. The 51.4% revenue expansion from our Peruvian operations was on the back of 7.3% SSS growth and the opening of 3 new stores since 2Q14. In the case of Chile, the 1.5% revenue increase was explained by increased revenues by the push-partners agreement as a result of the JV with Scotiabank, partly offset by -0.4% SSS as a result of the high comparison basis in electro driven by the World Cup. SSS was positive in Textiles, Deco and Perfumery on the back of a good Mother’s Day campaign.

•	Shopping Center revenues expanded 12.3% YoY (CLP 6,309 million) in 2Q15. The 27.0% increase in Argentina was pushed up by higher minimum lease due to updated lease terms by inflation and higher variable income as a result of increased revenues from tenants. The 5.7% increase in Chile was driven by higher parking revenues in addition to higher variable income driven by increased sales of Costanera Center’s tenants. The 12.1% increase in Peru was a result of higher variable revenues driven by increased sales of our tenants, updated lease terms for one anchor store and the beginning of advertising space charges. Finally, the 3.4% decrease in Colombia was the result of increased revenues offset by currency devaluation.

•	Financial Services revenues decreased 39.3%, or CLP 33,405 million YoY. This reflected a 71.7% revenue drop from Chile as a result of the transaction with Scotiabank having been completed on May 1st 2015 and currency devaluations in Brazil and Colombia. In local currency, Chile, Colombia and Peru improved their results due to higher average loan portfolio YoY. In the case of Brazil, due to the macroeconomic conditions, the company decided to be more conservative, therefore, the loan portfolio decreased.

Gross Margin

Gross margin including D.O. increased 215 bps in 2Q15 to 29.4% from 27.3% in 2Q14 reflecting higher margins in Supermarkets and Department Stores. Excluding D.O. gross margin increased 294 bps to 29.2% in 2Q15.

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	r %	2015	2014	r %
Supermarkets	493.869	456.386	8,2%	983.466	903.995	8,8%
Home Improvement	112.874	95.528	18,2%	232.336	199.186	16,6%
Department Stores	80.942	62.341	29,8%	140.020	115.668	21,1%
Shopping Centers	48.899	46.145	6,0%	97.073	90.113	7,7%
Financial Services	36.864	63.046	-41,5%	90.798	117.511	-22,7%
Others	1.110	-2.727	N.A.	1.306	-3.636	N.A.
Deconsolidation of D.O.	-10.867	-42.309	-74,3%	-40.360	-75.933	-46,8%
GROSS PROFIT	763.690	678.410	12,6%	1.504.640	1.346.904	11,7%
Gross Margin (%)	29,2%	26,2%	293,7 bps	28,6%	26,5%	201,3 bps
Gross profit from D.O.	10.867	42.309	-74,3%	40.360	75.933	-46,8%
GROSS PROFIT with D.O.	774.557	720.719	7,5%	1.545.000	1.422.837	8,6%
Gross Margin (%) with D.O.	29,4%	27,3%	214,8 bps	29,0%	27,5%	152,2 bps

•	Supermarket gross profit increased 8.2% and also margin improved 257 bps in 2Q15.

•	Gross margin expanded 147 bps in Argentina, explained by a more efficient pricing strategy and improved conditions with suppliers.

•	In Chile gross margin expanded as a result of higher rebates, a more efficient pricing strategy through clusters, and lower shrinkage.

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•	Brazil posted gross margin expansion (+375 bps) due to better negotiations with suppliers resulting in a more accurate pricing strategy accompanying inflation and lower shrinkage.

•	In the case of Colombia, gross margin expansion (+185 bps) was driven by lower penetration of electro in sales.

•	In Peru gross margin remained stable on the back of benefits from a more efficient pricing strategy being offset by higher logistic costs as the Company is focused on strengthening sales outside of Lima.

•	Home Improvement gross profit increased 18.2% but gross margin decreased 72 bps in 2Q15. In Argentina gross margin decreased 348 bps explained by the positive effect of the accumulating inventories strategy in 2014, after the devaluation. In the case of Chile gross margin increased 147 bps as a result of greater rebates, lower shrinkage (as a result of the change of inventory processes) and a change in product mix, increasing the contribution to higher margin categories. In the case of Colombia, higher gross margin (+160 bps) is related to a lower comparison basis as obsolesce provisions for four new stores were accounted in 2Q14, in addition to a better mix of products and increased participation of higher value added products.

•	Department Stores gross profit increased 29.8% and gross margin increased 656 bps. In Chile, higher gross margin (+668 bps) was the result of lower promotional activity and lower levels of inventories which have contributed to delay clearances (delayed 10 days vs. 2014) and reduce mark-downs. Additionally, lower inventories have helped to reduce shrinkage. Gross margins in Peru expanded 875 bps to 20.5% in 2Q15 vs. 11.8% in 2Q14, as a result of improved scale.

•	Shopping Centers gross profit increased 6.0% however gross margin decreased 508 bps. In the case of Chile, gross margin decreased 26 bps as a result of higher depreciation due to the coming on line of new assets. In the case of Argentina, gross margin decreased 360 bps reflecting the reallocation of advertising recoveries from cost of sales to SG&A, higher common expenses and depreciations. Finally, in the case of Peru, gross margin compression was the result of higher personnel expenses, as a result of the management structure being previously booked under the Others Segment.

•	Financial Services gross profit decreased 41.5% and gross margin also decreased 275 bps in 2Q15, as the result of currency devaluation in Brazil and Colombia, higher cost of funds, higher risk expenses related to portfolio growth and the deconsolidation of Financial Services Chile after the completion of the deal with Scotiabank.

Selling, General and Administrative Expenses

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Supermarkets	-435.048	-413.362	5,2%	-847.911	-792.593	7,0%
Home Improvement	-95.876	-75.228	27,4%	-186.739	-145.651	28,2%
Department Stores	-73.549	-61.806	19,0%	-136.160	-120.809	12,7%
Shopping Centers	-10.600	-8.609	23,1%	-23.697	-16.250	45,8%
Financial Services	-22.075	-34.082	-35,2%	-48.849	-53.501	-8,7%
Others	-40.430	-38.393	5,3%	-76.486	-72.319	5,8%
Deconsolidation of D.O.	5.295	22.829	-76,8%	17.371	34.656	-49,9%
SG&A EXPENSES	-672.283	-608.650	10,5%	-1.302.470	-1.166.468	11,7%
SG&A Margin (%)	-25,7%	-23,5%	-214,3 bps	-24,7%	-23,0%	-173,2 bps
SG&A from D.O.	-5.295	-22.829	-76,8%	-17.371	-34.656	-49,9%
SG&A EXPENSES WITH D.O.	-677.578	-631.479	7,3%	-1.319.841	-1.201.124	9,9%
SG&A Margin (%) with D.O.	-25,7%	-23,9%	-184,1 bps	-24,8%	-23,2%	-157,8 bps

SG&A expenses including D.O. in 2Q15 increased CLP 46,099 million YoY (up 7.3% YoY) and SG&A over sales expanded 184 bps. The increase is explained by severance payments (CLP 15,174 million), higher utility costs across the region and increased wages in Argentina. Excluding severances SG&A increased CLP 25,630 million YoY (up 4.1% YoY) and SG&A over sales expanded 106 bps.

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EMPLOYEES (FULL TIME BASIS)
BY COUNTRY	2Q 2015	2Q 2014	Δ %
Chile	56.208	59.169	-5,0%
Argentina	26.638	27.238	-2,2%
Brazil	31.778	33.769	-5,9%
Peru	15.481	13.715	12,9%
Colombia	14.113	14.785	-4,5%
Total	144.218	148.676	-3,0%

BY BUSINESS	2Q 2015	2Q 2014	Δ %
Supermarkets	110.275	113.683	-3,0%
Home Improvement	12.734	12.898	-1,3%
Department Stores	13.651	13.804	-1,1%
Shopping Centers	1.185	1.160	2,2%
Financial Services	1.357	2.824	-51,9%
Support Areas	5.016	4.307	16,5%
Total	144.218	148.676	-3,0%

Operating Income

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Supermarkets	60.554	46.228	31,0%	139.914	116.365	20,2%
Home Improvement	17.093	20.693	-17,4%	45.834	53.983	-15,1%
Department Stores	7.791	956	714,6%	4.467	-3.176	N.A.
Shopping Centers	59.420	32.518	82,7%	107.479	75.596	42,2%
Financial Services	14.848	28.967	-48,7%	42.422	64.112	-33,8%
Others[6]	-88.250	-23.549	274,7%	-133.312	-66.542	100,3%
Deconsolidation of D.O.	-5.593	-19.510	-71,3%	-23.429	-41.397	-43,4%
OPERATING INCOME	65.863	86.303	-23,7%	183.374	198.940	-7,8%
Operating Margin (%)	2,5%	3,3%	-82,2 bps	3,5%	3,9%	-44 bps
Operating Income from D.O.	5.593	19.510	-71,3%	23.429	41.397	-43,4%
OPERATING INCOME WITH D.O.	71.456	105.813	-32,5%	206.803	240.337	-14,0%
Operating Margin (%) with D.O.	2,7%	4,0%	-129 bps	3,9%	4,6%	-75,9 bps

Operating income including discontinued operations decreased 32.5% YoY. Excluding one-offs (CLP 15,174 million of higher SG&A expenses for severance payments, CLP 61,373 million profit for the completion of Scotiabank deal and CLP 116,771 million write-off of Brazilian assets), operating income increased 58.1% YoY.

•	Supermarket operating income increased 31.0% YoY and operating margin expanded 81 bps. Brazil’s operating income improved 59.0% and operating margin posted a 183 bps expansion as a result of higher gross margin and lower SG&A expenses after headcount reductions and renegotiation of service contracts (higher energy costs were mostly offset by savings in other expenses). Argentina’s operating income increased as a result of higher gross profit, partially offset by increased SG&A expenses. Higher operating result from Chile is explained by higher gross margin partially offset by increased SG&A expenses. Lower operating income from Colombia and Peru is mainly explained by higher SG&A expenses. In the case of Colombia as a result of increased wages and higher average headcount YoY, higher energy rates and increased marketing expenses. In the case of Peru, this increase was on the back of increased security and energy expenses.

•	Home Improvement operating income decreased 17.4% YoY and operating margin decreased 233 bps. Argentina’s operating income decreased 23.7% as the result of lower gross margins combined with higher SG&A expenses affected by the inflation pressure on security, cleaning in addition to higher personnel expenses for the opening of two new stores in mid-June 2014. Chile’s operating income remained stable on the back of better gross margin offset by higher SG&A expenses (two store openings, Coronel and Chicureo, and higher marketing expenses).

•	Department Stores posted a CLP 6,834 million increase on its operating income (714.6%) and margin expanded 269 bps. In the case of Chile, the operating income increase was explained by higher gross profit, partially offset by higher SG&A expenses. In the case of Peru operating loss decreased CLP 172 million on the back of increased scale improving gross margin and diluting SG&A expenses.

•

Shopping Center operating income increased 82.7% YoY and excluding the revaluation of assets, shopping centers operating income increased 1.9% YoY, although posted a compression in operating margin on the back of increased SG&A expenses. Higher results from Argentina are explained by better gross profit partially offset by increased

6	Includes CLP 61,373 profit for the completion of the Scotiabank transaction and the CLP 116,771 million write-off of Brazilian assets.

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SG&A expenses on the back of a new lease agreement for the land of one Shopping Center and higher personnel expenses. In the case of Peru, lower gross profit was offset by lower SG&A expenses, resulting in a CLP 1,142 million expansion in operating income. In the case of Chile higher expenses were the result of the alluvium of Copiapo (one-off as the Company expects to recover expenses from the Insurance Company) and higher real estate taxes on the back of the Tax Reform. In the case of Colombia, higher expenses were the result of increased maintenance for the improvement of some locations and the administration of parking.

•	Financial Services operating income decreased 48.7% YoY and posted a margin compression of 531 bps. In Chile operating income decreased 77.4% as a result of the deconsolidation of two months of the business after Scotiabank transaction was completed compared to 3 months of operation in 2Q14. In the case of Colombia and Brazil, lower contribution is explained by higher cost of funding and increased risk. Mentioned decreases were partially offset by an increase in operating income from Argentina and Peru driven by gross profit expansions.

Non-Operating Income

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Operating Income	65.863	86.303	-23,7%	183.374	198.940	-7,8%
Participation in profit of equity method associates	2.795	573	388,0%	4.540	1.883	141,1%
Net Financial Costs	-55.119	-48.727	13,1%	-108.412	-101.781	6,5%
Income (loss) from Fx variations	-14.955	-3.241	361,5%	-26.544	-8.345	218,1%
Result of indexation units	-7.579	-11.815	-35,9%	-8.490	-22.140	-61,7%
Non-operating income (loss)	-74.858	-63.210	18,4%	-138.906	-130.383	6,5%

•	Indexation Units loss decreased by CLP 4,236 million as a result of a decrease in the Company’s debt exposure to the UF. As of June 2014, 23% of total debt was in UF (after hedges) and in 2Q15 16% of total debt was denominated in UF. On November 19, 2014 Cencosud effected the early redemption of the total amount outstanding of local line 443.

•	Increase of 13.1% in net Financial Costs was related to the issuance of a USD 1 billion bond in early February 2015 and an 11% devaluation of the average CLP/USD exchange rate YoY. The bond issuance also implicated momentary increased debt until Cencosud used the proceeds.

•	Higher loss from Foreign Exchange Variations was the result of higher exposure to the US dollar and the Chilean peso devaluation. As of June 2014, 11% of total debt was denominated in US dollar after CCS vs. 32% in 2Q15.

•	Income Taxes: decreased CLP 19,776 million versus 2Q14 resulting in a tax benefit. This was due to the CLP 61,373 million profit not being affected by taxes and the accounting of a positive effect in income taxes by CLP 40,632 million (due to the registration of deffered assets at 34% instead of the previous 29% rate in Colombia).

EBITDA and Adjusted EBITDA

By Business Unit

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Supermarkets	93.513	79.223	18,0%	206.350	180.946	14,0%
Home Improvement	22.540	25.640	-12,1%	56.683	63.691	-11,0%
Department Stores	15.336	7.317	109,6%	20.155	9.553	111,0%
Shopping Centers	62.465	35.117	77,9%	114.410	80.856	41,5%
Financial Services	17.402	29.987	-42,0%	45.944	66.159	-30,6%
Others	-99.839	-37.328	167,5%	-157.844	-99.727	58,3%
Deconsolidation of D.O.	-12.837	-18.009	-28,7%	-26.866	-33.648	-20,2%
EBITDA	98.580	121.947	-19,2%	258.830	267.830	-3,4%
EBITDA Margin (%)	3,8%	4,7%	-95,1 bps	4,9%	5,3%	-36,6 bps
EBITDA WITH D.O.	111.417	139.956	-20,4%	285.697	301.478	-5,2%
EBITDA Margin (%)	4,2%	5,3%	-106,4 bps	5,4%	5,8%	-45,9 bps

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In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Supermarkets	93.513	79.223	18,0%	206.350	180.946	14,0%
Home Improvement	22.540	25.640	-12,1%	56.683	63.691	-11,0%
Department Stores	15.336	7.317	109,6%	20.155	9.553	111,0%
Shopping Centers	41.346	40.188	2,9%	80.314	79.217	1,4%
Financial Services	17.402	29.987	-42,0%	45.944	66.159	-30,6%
Others	-84.369	-20.214	317,4%	-125.532	-60.377	107,9%
Deconsolidation of D.O.	-5.774	-20.067	-71,2%	-24.144	-42.513	-43,2%
Adjusted EBITDA	99.994	142.073	-29,6%	259.769	296.676	-12,4%
Adjusted EBITDA Margin (%)	3,8%	5,4%	-155,7 bps	4,9%	5,7%	-85,3 bps
Adjusted EBITDA with D.O.	105.768	162.141	-34,8%	283.912	339.189	-16,3%
Adjusted EBITDA Margin (%)	4,0%	6,1%	-211,9 bps	5,3%	6,5%	-122 bps

By Country

In millions of Chilean pesos as of June 30th, 2015
	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Chile	134.330	63.188	112,6%	211.151	127.372	65,8%
Argentina	61.461	43.838	40,2%	120.794	110.212	9,6%
Brazil	-115.770	-12.839	801,7%	-108.058	-14.502	645,1%
Peru	12.606	15.841	-20,4%	28.976	26.512	9,3%
Colombia	5.954	11.918	-50,0%	5.967	18.236	-67,3%
EBITDA	98.580	121.947	-19,2%	258.830	267.830	-3,4%
EBITDA Margin (%)	3,8%	4,7%	-95,1 bps	4,9%	5,3%	-36,6 bps
EBITDA with D.O.	111.417	139.956	-20,4%	285.697	301.478	-5,2%
EBITDA Margin (%)	4,2%	5,3%	-106,4 bps	5,4%	5,8%	-45,9 bps

	Second Quarter			Six-Month, ended June 30th
	2015	2014	Δ %	2015	2014	Δ %
Chile	133.584	85.661	55,9%	207.698	155.791	33,3%
Argentina	59.617	41.645	43,2%	122.086	109.193	11,8%
Brazil	-115.172	-11.492	902,2%	-106.459	-10.647	899,9%
Peru	12.890	14.452	-10,8%	27.355	24.257	12,8%
Colombia	9.075	11.806	-23,1%	9.089	18.082	-49,7%
Adjusted EBITDA	99.994	142.073	-29,6%	259.769	296.676	-12,4%
Adjusted EBITDA Margin (%)	3,8%	5,4%	-157,9 bps	4,9%	5,7%	-85,3 bps
Adjusted EBITDA with D.O.	105.768	162.141	-34,8%	283.912	339.189	-16,3%
Adjusted EBITDA Margin (%)	4,0%	6,1%	-211,9 bps	5,3%	6,5%	-122 bps

•	Supermarket Adjusted EBITDA increased 18.0% and posted an 85 bps expansion in margin. Excluding severance payments Supermarkets Adjusted EBITDA increased 30.0% and margin expanded 134 bps. Despite the complex macroeconomic context in Brazil, and excluding the write-off, the operation posted better results, a 92.8% improvement in EBITDA YoY and a 213 bps EBITDA margin expansion, explained by better gross margins and improved SG&A expenses over sales. In the case of Argentina, better profitability is driven by improved gross margin, partially offset by lower SG&A expense dilution on the back of increased wages and high inflationary environment increasing cleaning and security expenses. Better results from Chile are driven by better gross margin partially offset by increased SG&A expenses. Adjusted EBITDA decrease in Colombia is mainly explained by the devaluation of COP, with a margin compression of 24 bps on the back of higher personnel expenses.

•	Home Improvement Adjusted EBITDA decreased 12.1% YoY with margin compression of 249 bps. Lower results from Argentina are related to a 34.4% increase in SG&A on the back of higher security and cleaning expenses (wage increases), and higher credit card fees due to a shift in payment method used by customers (credit card usage increased against cash). Chile’s decrease in EBITDA was the result of higher pre-opening costs due to two store openings and higher marketing expenses. In Colombia, lower profitability is explained by higher SG&A expenses, as a result of higher personnel expenses for the opening of 2 new stores and more marketing campaigns.

•

Department Store EBITDA increased 109.6% vs. 2Q14 and EBITDA margin expanded 308 bps. In Chile, EBITDA growth is mainly related to higher gross profit as a result of a less aggressive pricing strategy, partially offset by greater SG&A expenses. EBITDA margin increased from 3.0% in 2Q14 to 6.1% in 2Q15 (Chile´s EBITDA margin from 3.8%

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to 6.9% in 2Q15). Johnson posted positive EBITDA for the second consecutive quarter. In the case of Peru, better results are explained by higher gross profit and lower SG&A expenses as the operation gained scale.

•	Shopping Center EBITDA increased 77.9% versus the same period in 2014 (Including the revaluation of assets YoY, +CLP 26,190 million). Shopping Centers Adjusted EBITDA increased 2.9% however EBITDA margin posted a compression on the back of increased SG&A expenses. Argentina’s profitability was affected by a lower expense dilution. Chile’s lower results were a reflection of the repair of damages caused by flooding in Copiapo and higher land taxes YoY. Profitability in Colombia posted a slight compression on the back of higher maintenance expenses for the improvement of certain locations. EBITDA margin in Peru increased as a result of lower SG&A expenses.

•	Financial Service EBITDA decreased 42.0% when compared to 2Q14 due to the completion of the JV with Scotiabank in Chile and lower contribution from Colombia and Brazil on higher cost of funding and increased risk. In the case of Argentina, EBITDA expansion was on the back of lower SG&A expenses. In the case of Peru due to higher gross margin partially offset by higher SG&A expenses (increased marketing and call center expenses on increased deposits).

Balance Sheet Summary7

(In millions of Chilean pesos as of June 30th, 2015)
	Jun 15 MM CLP	Dec 2014 MM CLP	Variation	%
Cash and cash equivalents	289.785	218.872	70.913	32,4%
Other financial assets, current	118.132	47.779	70.353	147,2%
Other non-financial assets, current	20.702	10.646	10.055	94,4%
Trade receivables and other receivables	732.412	781.577	-49.165	-6,3%
Receivables from related entities, current	31.699	1.371	30.328	2212,1%
Inventory	1.119.364	1.094.610	24.755	2,3%
Current tax assets	73.107	54.196	18.911	34,9%
Total current assets other from non-current assets classified as held for sale	2.385.201	2.209.051	176.150	8,0%
Non-current assets classified as held for sale	—	793.417	-793.417	-100,0%
TOTAL CURRENT ASSETS	2.385.201	3.002.468	-617.267	-20,6%
Other financial assets, non-current	341.402	302.480	38.923	12,9%
Other non-financial assets, non-current	33.070	33.873	-803	-2,4%
Trade receivable and other receivables, non-current	36.416	34.777	1.639	4,7%
Equity method investment	213.596	52.248	161.349	308,8%
Intangible assets other than goodwill	406.988	400.542	6.446	1,6%
Goodwill	1.508.216	1.682.349	-174.133	-10,4%
Property, plant and equipment	2.931.371	3.009.728	-78.357	-2,6%
Investment property	1.687.208	1.663.592	23.615	1,4%
Current Tax assets, non-current	11.672	43.048	-31.376	-72,9%
Deferred income tax assets	574.775	491.398	83.377	17,0%
TOTAL NON-CURRENT ASSETS	7.861.487	7.714.036	147.451	0,4%
TOTAL ASSETS	10.278.992	10.716.503	-437.511	-5,5%

	Jun 15 MM CLP	Dec 2014 MM CLP	Variation	%
Other financial liabilities, current	319.948	739.507	-419.559	-56,7%
Trade payables and other payables	1.760.039	1.957.738	-197.699	-10,1%
Payables to related entities, current	26.624	3.302	23.322	706,3%
Provisions and other liabilities	17.306	15.198	2.109	13,9%
Current income tax liabilities	52.374	60.616	-8.242	-13,6%
Current provision for employee benefits	94.174	102.514	-8.340	-8,1%
Other non-financial liabilities, current	67.129	43.104	24.025	-0,4%
Total liabilities included in group of assets classified as held for sale	2.313.420	2.921.979	-608.559	-20,8%
Liabilities included in groups of assets classified as held for sale	—	216.791	-216.791	-100,0%
TOTAL CURRENT LIABILITIES	2.313.420	3.138.770	-825.351	-26,3%
Other financial liabilities, non-current	2.731.522	2.431.032	300.489	12,4%
Trade accounts payable, non-current	5.722	6.134	-412	-6,7%
Other provisions, non-current	107.605	104.766	2.839	2,7%

7	Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

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Deferred income tax liabilities	674.146	674.882	-736	-0,1%
Other non-financial liabilities, non-current	68.387	69.433	-1.047	-1,5%
TOTAL NON-CURRENT LIABILITIES	3.587.381	3.286.247	301.134	9,2%
TOTAL LIABILITIES	5.900.801	6.425.017	-524.217	-8,2%

Paid-in Capital	2.321.381	2.321.381	—	0,0%
Retained earnings (accumulated losses)	2.202.696	2.166.549	36.147	1,7%
Issuance premium	526.633	526.633	—	0,0%
Other reserves	-821.616	-722.245	-99.371	13,8%
Net equity attributable to controlling shareholders	4.229.094	4.292.318	-63.223	-1,5%
Non-controlling interest	21	-832	853	-102,6%
TOTAL NET EQUITY	4.229.115	4.291.486	-62.370	-1,5%

TOTAL NET EQUITY AND LIABILITIES	10.129.916	10.716.503	-586.587	-5,5%

Total assets decreased CLP 586,587 million from December 31, 2014. The decrease in current assets (CLP 617,267 mm) was driven by the deconsolidation of the Financial Services loan portfolio after the completion of the JV with Scotiabank, partially offset by a CLP 70,353 million increase in Other current financial assets, a CLP 70,913 million increase in Cash and cash equivalents and a CLP 30,328 million increase in Current receivables from related entities. The increase of CLP 30,680 million in non-current assets was driven by a CLP 161,349 million increase in Equity method investments, a CLP 83,377 million increase in Deferred income tax assets and a CLP 38,923 million increase in Other financial assets, non-current, partially offset by a CLP 174,133 million decrease in Goodwill as a result of BRL and COP devaluation and the write-off of Brazilian assets, a CLP 78,357 million decrease in Property, Plants and Equipment due to lower investments, higher depreciation of assets and currency devaluation in Brazil and Colombia.

Total liabilities decreased 8.2% as a result of a CLP 825,351 million decrease in current liabilities and a CLP 301,134 million increase in non-current liabilities. Current liabilities decreased as a result of the deconsolidation of CLP 216,791 million of liabilities for the completion of the JV with Scotiabank, a CLP 419,559 million decrease in Other financial liabilities, current, after the payment of short term debt with proceeds coming from the deal with Scotiabank, and a CLP 197,699 million decrease in Trade payables and other payables due to currency devaluation in Colombia and Brazil. Decreases in current liabilities were partially offset by a CLP 300,489 million increase in Other financial liabilities, non-current explained by the issuance of a dual-tranche bond in the international capital markets.

Debt Amortization Schedule

(In millions of USD as of June 30th, 2015)

Indebtedness

As of June 30, 2015, net financial debt, (not considering Cencosud’s banking activities in Peru) was CLP 2,290,663 million down from CLP 2,587,834 million as of December 31, 2014.

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Financial Ratios8

		PROFORMA[9]
(in times)	Jun-15	Jun-15	Dec-14
Net Financial Debt / Adjusted EBITDA	3,34	3,00	3,52
Financial Expense Ratio	2,79	2,79	3,08
Financial Debt / Equity	0,54	0,54	0,61
Total Liabilities / Equity	1,34	1,34	1,46
Current Assets / Current Liabilities	0,98	0,98	0,84

Interest rate risk

As of June 30, 2015, including the cross currency swaps, 70% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 98.4% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of June 30, 2015, roughly 74% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 57.48% was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging (Cross Currency Swaps), the Company’s exposure to the US dollar was 32% of the total debt of the Company as of June 30, 2015.

8	These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.
9	Financial ratios as of June 2015 excluding one-off effects (CLP 15,174 million of severance payments, CLP 61,373 million profit for the completion of the Scotiabank deal and CLP 116,771 million write-off of Brazilian assets).

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Working Capital Ratios

	Inventory turnover			Average period of receivables			Average period of payables
(days)	2Q15	2Q14	r	2Q15	2Q14	r	2Q15	2Q14	r
Supermarkets	41,2	43,7	-2,5	9,6	10,7	-1,1	43,4	44,1	-0,8
Home Improvement	109,2	110,2	-1,0	13,9	14,3	-0,3	51,2	51,8	-0,6
Department Store	79,8	82,2	-2,4	13,8	12,7	1,2	46,5	45,2	1,3
Shopping Centers				54,5	39,3	15,1	31,1	36,5	-5,4
Financial Retail							30,8	30,3	0,5

Inventory turnover:

•	In Supermarkets, Department Store and Home Improvement the inventory turnover ratio improved. In Supermarkets the decrease in inventory days is due to lower days in Brazil, Peru and Colombia, partially offset by increased days in Argentina. Chile remained stable. For Department Store the decrease reflects a drop of 3 days in Chile and 29 days in Peru. In the case of Home Improvement, better levels of inventory are driven by Chile and Colombia.

Average period of receivables:

•	In Supermarket and Home Improvement days receivable decreased, due to lower days in all countries, mostly Peru and Colombia. Days receivable of Home Improvement accounted an 11 days reduction in Colombia, partially offset by the Argentine operation.

•	Department Store and Shopping Center days receivable increased. Department Stores Peru increased days were partially offset by lower days in Chile. Shopping Center increased days due to higher days in all operations.

Average Period of Payables:

•	Supermarkets, Home Improvement, Department Stores and Shopping Centers all saw a decrease in the ratio of days payable YoY. Supermarket decreased in Argentina, Peru and Colombia, partially offset by an increase in Chile. Brazil remained stable. Home Improvement decreased in Argentina and Colombia. Department Stores decreased 2.5 days on the back of decreases in Chile and Peru. Shopping Centers decreased in all countries where it has operations.

•	Financial Services increased its average period of payables as a result of an increase in Argentina.

Cash Flow Summary10

(In millions of Chilean pesos as of June 30th, 2015)
as of June 30th 2015 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	173.573	-45.155	-161.256	-32.838
Shopping Centers	52.679	-5.053	-44.085	3.542
Home Improvement	-21.471	-345	30.198	8.383
Department Stores	6.010	-11.625	7.912	2.297
Financial Service	200.702	350.586	-436.007	115.281
Others	-39.153	12.053	69.210	42.110
D.O. Adjustment	-107.449	-750	35.259	-72.941
Consolidated	264.892	299.710	-498.770	65.833

as of June 30th 2014 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	111.869	-49.926	-65.640	-68.429
Shopping Centers	40.814	-19.737	-8.375	10.068
Home Improvement	-6.138	-10.812	12.855	-4.095
Department Stores	-33.769	-6.014	-13.226	14.357
Financial Service	-335	-4.365	52.460	47.760
Others	-66.307	-2.678	87.026	18.041
D.O. Adjustment	-15.106	-352	-28.764	-44.222
Consolidated	31.028	-93.884	36.336	-26.520

10	Net cash flows relating to the operating, investing and financing activities of discontinued operations are also available on the notes of the Financial Statements filed to the SVS.

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Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reached a positive net cash flow of CLP 65,833 million for the 6 months ended June 30, 2015 compared to a negative net cash flow of CLP 26,520 million for the 6 months ended June 30, 2014.

Operating activities

Net cash flow from operations improved YoY, to CLP 264,892 million for the 6 months ended June 30, 2015 from CLP 31,028 million for the 6 months ended June 30, 2014. Supermarkets, Shopping Centers, Department Stores and Financial services improved their cash flow from operating activities. Net cash flow from supermarket operations increased primarily due to higher cash flows from Brazil and Argentina. Net cash flow from department store operation increased on the back of improved EBITDA generation both in Chile and Peru. Net cash flow from shopping center operations increased as a result of greater EBITDA and improved working capital. Net cash flow from financial services operations increased due to lower working capital requirements after the deconsolidation of the Chilean operation (JV Scotiabank). Net cash flow from home improvement operations deteriorated mainly in Argentina as a result of inflation pressuring expenses, and in Colombia driven by the effect in demand followed by currency devaluation.

Investment Activities

Net cash flow from investment activities amounted to CLP 299,710 million for the 6 months ended June 30, 2015 from CLP (93,884) million for the 6 months ended June 30, 2014. The Department Stores division increased its cash flow in investment activities, explained by the opening of 3 new stores in Peru. All the other divisions posted a decrease in investment activities as a result of lower store openings and the reception of the proceeds coming from the deal with Scotiabank for the financial service operation in Chile.

CAPEX

Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 2Q15 was CLP 39,711 million, compared to CLP 47,489 million in 2Q14.

NET OPENINGS IN APRIL – JUNE 2015 PERIOD

Country/Format	N° of stores	Selling Space (m2)
Chile, Supermarkets	3	3.281
Brazil, Supermarkets	1	3.319
Peru, Supermarkets	1	1.135
Colombia, Supermarkets	-1	86

In the case of Supermarkets Chile the increase is due to the opening of 3 Santa Isabel stores. Additionally, Cencosud opened 1 Bretas (3,319 m2) in Brazil and 1 Metro in Peru. The Colombian operation closed one drugstore of 86 m2. In the case of Argentina, Cencosud momentary closed a 700 m2 Vea store due to municipality permits. The store was closed by the end of April 2015 and reopened in early August 2015.

Financing Activities

Net cash flows from financing activities amounted to CLP (498,770) million from CLP 36,336 million, for the 6 months ended June 30, 2015. Cencosud accounted higher outflows for the payment of bank loans in Chile, Peru, Colombia and Brazil due to the debt prepayment with proceeds from Scotiabank deal and the early February bond issuance of US 1 billion.

Retail Market Commentary

Chile

The Chilean economy showed signs of modest growth in the second quarter of 2015. According to the Central Bank, economic activity rose 1.7% YoY in April, 0.8% in May and 2.7% in June, with positive trends in manufacturing as well as in retail sales.

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Chile’s retail sector had a solid start to 2Q15. Retail sales started with a 3.4% YoY increase in April and sustained this growth in May with a 3.1% increase YoY, according to the National Statistics Institute.

Cencosud’s 2Q15 performance was strong, with Supermarket SSS of 5.7% and Home Improvement SSS of 5.1%. Results for the first half were also healthy, with Supermarket SSS of 6.8% and Home Improvement SSS of 4.6%.

Argentina

Argentina’s economy showed low growth and high inflation in the second quarter. The economy grew 1.7% in April YoY and 2.2% in May YoY, according to the National Statistics and Census Institute (INDEC). The official annual inflation rate remained in the double digits, with prices rising 15.8% YoY in April, 15.3% in May and 15.0% in June, according to the National Statistics Agency.

Consumer confidence showed a modest improvement in the course of the quarter, rising from 52.85 points in April to 54.99 points in May, and then remaining at 54.88 in June. Cencosud posted 2Q15 Supermarket SSS growth of 15.5%. Home Improvement SSS were 31%, as consumers continue to utilize home improvement as a way to store value in a high inflation economy.

Brazil

Brazil’s 2Q15 economic outlook remains soft, coming off a weak first quarter. On a seasonally-adjusted basis, Brazil’s economy contracted -0.88% MoM in April, with 0% growth in May, according to an economic activity index from the Central Bank.

Monthly inflation in the second quarter was 1.07% in April, 0.6% in May and 0.99% in June. Consumer confidence showed a downward trend, with the National Index of Consumer Expectations falling to 83.9 points in June from 85.1 points in May, according to the Getulio Vargas Foundation (FGV). This drop was in line with increased unemployment rates and higher interest rates. Retail sales also fell YoY, down -3.3% in April, -4.5% in May and -2.7% in June, according to the Brazilian Institute of Geography and Statistics. Supermarket sales followed this trend, down -2.0% YoY in April and -2.1% in May.

In line with the challenging economic climate in Brazil, Cencosud Supermarket SSS fell -6.8% for the quarter.

Peru

Peru continues to report mixed economic indicators early in 2Q15. Economic activity was strong in April, rising 4.3% YoY, and then decelerated to 1.2% in May, according to a report from the National Institute of Statistics. In June, the consumer confidence indicator published by APOYO Consultoria increased to 54 points, though it’s worth noting that the May indicator was the lowest since August 2013.

In line with the mixed economic environment, Cencosud Peru reported Supermarket SSS growth of 1.0%. Notably, in Department Store, Cencosud posted 7.3% SSS growth this quarter, as new stores started to mature.

Colombia

Colombian economic activity grew 3.5% YoY in April and 3.7% In May. The Colombian retail sector posted mixed results after a disappointing first quarter. Retail sales in Colombia slightly decreased -1.2% in April, then increased 2.7% YoY in May according to the National Statistics Administration in Bogota.

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The Fedesarrollo Consumer Confidence Sentiment Index improved in June at 14.7 points, increasing from 13.7 points in May.

Cencosud Supermarket SSS fell 2.4% in the second quarter. Sales of perishables remained in positive territory, but the sales of durable goods fell sharply.

Retail Indicators

	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate
	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014	2Q 2015	2Q 2014
Chile	243	227	575.528	550.969	2.368	2.427	60,1%	58,1%
Argentina	285	290	525.464	529.428	1.844	1.826	55,8%	54,5%
Brazil	222	222	609.356	598.214	2.745	2.695	92,8%	91,9%
Peru	89	87	265.805	261.700	2.987	3.008	47,2%	49,4%
Colombia	100	100	425.133	425.837	4.251	4.258	34,0%	33,0%
Supermarkets	939	926	2.401.287	2.366.148	2.557	2.555
Chile	34	32	319.619	307.853	9.401	9.620	8,8%	3,0%
Argentina	50	50	383.786	383.995	7.676	7.680	22,0%	21,0%
Colombia	10	9	82.320	75.733	8.232	8.415	30,0%	33,0%
Home Improvement	94	91	785.725	767.581	8.359	8.435
Chile	78	78	372.118	372.698	4.771	4.778	73,1%	73,1%
Peru	9	6	45.233	31.990	5.026	5.332	88,9%	83,3%
Department Store	87	84	417.351	404.688	4.797	4.818
Chile	25	25	431.207	412.418	17.248	16.497	97,8%	97,0%
Argentina	22	18	277.203	241.530	12.600	13.418	96,2%	96,4%
Peru	4	3	71.191	58.388	17.798	19.463	90,2%	88,0%
Colombia	2	2	14.991	14.514	7.496	7.257	28,2%	29,1%
Shopping Centers	53	48	794.592	726.850	14.992	15.143
TOTAL	1.173	1.149	4.398.955	4.265.267	3.750	3.712

figures in USD th	Average sales per store				Sales per Square meter
	2Q		Last Twelve Months		2Q		Last Twelve Months
	2015	2014	2015	2014	2015	2014	2015	2014
Chile	4.073	4.008	16.310	16.070	1.699	1.580	6.805	6.609
Argentina	2.702	2.301	10.755	9.626	1.473	1.263	5.862	5.327
Brazil	2.884	3.903	13.946	14.983	1.060	1.383	5.128	5.546
Peru	3.585	3.611	15.097	14.128	1.196	1.191	5.037	4.703
Colombia	3.292	4.036	14.653	15.083	774	930	3.444	2.242
Supermarket	3.238	3.406	13.742	13.474	1.267	1.301	5.376	5.279
Chile	5.841	5.610	22.929	22.783	614	563	2.412	2.362
Argentina	6.254	4.882	24.662	21.891	815	617	3.212	2.820
Colombia	2.517	3.860	11.131	13.646	303	318	1.338	1.573
Home Improvement	5.723	5.070	22.654	21.596	682	565	2.698	2.536
Chile	4.802	4.762	19.261	19.485	1.006	991	4.034	4.048
Peru	2.760	3.907	10.066	12.410	536	354	1.955	2.315
Department Store	4.623	4.725	18.454	19.179	962	931	3.839	3.965
Chile	1.911	1.808	7.877	7.232	113	107	467	438
Argentina	1.566	1.370	5.764	5.920	121	95	444	441
Peru	2.088	2.607	8.158	9.666	113	101	441	485
Colombia	1.841	1.906	7.748	7.292	250	258	1.050	1.005
Shopping Center	1.784	1.689	7.055	6.865	118	105	468	454

SAME STORE SALES
NOMINAL SSS	2Q15	1Q15	6M 2015	2Q14	1Q14	6M 2014
Supermarket
Chile	5,7%	8,0%	6,8%	5,5%	1,0%	3,3%
Argentina	15,5%	22,0%	18,6%	33,3%	26,8%	30,0%
Brazil	-6,8%	-4,9%	-5,8%	-2,7%	1,1%	-0,8%
Peru	1,0%	2,1%	1,5%	6,3%	3,7%	5,0%
Colombia	-2,4%	0,7%	-0,9%	-4,6%	-6,6%	-5,6%
Home Improvement
Chile	5,1%	4,1%	4,6%	3,1%	2,5%	2,8%
Argentina	30,9%	32,2%	31,6%	25,6%	29,3%	27,4%
Colombia	1,0%	7,4%	4,2%	-3,6%	-6,4%	-5,0%
Department Store
Chile	-0,4%	1,5%	0,5%	3,4%	0,6%	2,1%
Peru	7,3%	11,7%	9,2%	-2,9%	N.A.	-2,9%

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SS TICKETS	2Q15	1Q15	6M 2015	2Q14	1Q14	6M 2014
Supermarket
Chile	0,3%	2,2%	1,3%	-0,5%	-4,1%	-2,3%
Argentina	-8,0%	-8,1%	-8,0%	-5,1%	-4,0%	-4,6%
Brazil	-8,2%	-3,8%	-6,0%	-5,9%	-9,3%	-7,6%
Peru	-1,1%	-1,5%	-1,3%	0,3%	-1,0%	-0,4%
Colombia	0,8%	-1,7%	-0,5%	-7,5%	-10,0%	-8,8%
Home Improvement
Chile	0,3%	1,1%	0,7%	3,0%	1,6%	2,2%
Argentina	0,3%	-1,2%	-0,5%	-11,4%	-6,1%	-8,7%
Colombia	-5,3%	-6,2%	-5,8%	-2,8%	0,6%	-1,2%
Department Store
Chile	-11,4%	-7,6%	-9,5%	3,6%	2,4%	3,0%
Peru	3,3%	15,1%	8,6%	5,6%	N.A.	5,6%

SS AVERAGE TICKET NOMINAL	2Q15	1Q15	6M 2015	2Q14	1Q14	6M 2014
Supermarket
Chile	5,4%	5,7%	5,5%	6,1%	5,4%	5,7%
Argentina	25,6%	32,6%	29,0%	40,5%	32,2%	36,3%
Brazil	2,8%	-0,7%	1,1%	2,4%	16,1%	9,2%
Peru	2,1%	3,6%	2,9%	6,0%	4,8%	5,4%
Colombia	-3,1%	2,7%	-0,3%	3,2%	3,8%	3,5%
Home Improvement
Chile	4,8%	3,0%	3,9%	0,2%	0,9%	0,5%
Argentina	30,5%	33,8%	32,1%	41,8%	37,6%	39,8%
Colombia	6,7%	14,5%	10,5%	-0,8%	-7,0%	-3,9%
Department Store
Chile	12,5%	9,9%	11,0%	-0,1%	-1,8%	-0,9%
Peru	3,9%	-2,9%	0,6%	-8,0%	N.A.	-8,0%

SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
2Q 2015					2Q 2014
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	134.638	99.774	34.864
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.603	221.502	250.102	9	479.925	218.889	261.036
Power Center	15	359.025	19.407	339.618	14	352.663	19.197	333.466
Total	25	1.101.215	431.207	670.008	25	1.085.146	412.418	672.728

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	96.098	72.376	23.723
Local	11	422.759	151.974	270.786	10	390.071	130.478	259.593
Factory	3	118.000	34.192	83.808	3	112.399	30.757	81.642
Power Center	6	103.611	15.748	87.863	3	65.568	7.443	58.125
Strip Center	1	5.000	507	4.493	1	4.657	477	4.180
Total	22	747.894	277.203	470.691	18	668.794	241.530	427.263

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	53.301	40.277	13.024
Local	1	30.280	17.075	13.204	1	29.664	17.085	12.579
Strip Center	2	16.968	10.481	6.486	1	5.754	1.026	4.728
Total	4	123.144	71.191	51.953	3	88.719	58.388	30.331

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.604	14.991	19.613	2	34.094	14.514	19.580
Total	2	34.604	14.991	19.613	2	34.094	14.514	19.580

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Financial Services Indicators

CHILE	2Q14	3Q14	4Q14	1Q15	2Q15
Credit Card/ SAG-CAT
Loan Portfolio (MM CLP)	417.368	391.968	426.562	391.644	570.398
Provisions over Loans (%)	6,4%	6,1%	5,3%	5,1%	6,8%
% of Sales w/Credit Cards over Total Sales
Hypermarkets	17,6%	17,5%	17,8%	15,6%	15,1%
Supermarkets	6,1%	6,1%	6,0%	5,5%	5,5%
Department Stores	46,0%	43,2%	42,7%	37,8%	38,6%
Home Improvement	20,2%	20,2%	22,1%	18,1%	20,0%
Banco Paris
Loan Portfolio (MM CLP)	159.468	172.459	185.291	192.908	10.812
Provisions over Loans (%)	7,3%	8,5%	9,2%	9,5%	1,7%
ARGENTINA
Loan Portfolio (M ARS)	2.284.336	2.541.714	3.094.474	3.185.424	3.497.882
Provisions over Loans (%)	3,9%	3,3%	3,6%	4,2%	4,0%
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,2%	9,3%	9,6%	8,5%	9,1%
Home Improvement	22,0%	22,2%	22,8%	22,0%	23,4%
PERU
Loan Portfolio (M PEN)	365.041	346.807	344.565	333.917	374.971
Provisions over Loans (%)	5,5%	6,2%	6,8%	6,4%	7,8%
% of Sales w/Credit Cards over Total Sales
Supermarkets	10,8%	10,7%	9,5%	9,2%	10,9%
Department Stores	43,3%	38,0%	28,4%	30,4%	33,7%
BRAZIL
Loan Portfolio (M BRL)	494.006	483.552	515.823	498.610	480.928
Provisions over Loans (%)	6,9%	6,5%	5,3%	4,7%	5,8%
% of Sales w/Credit Cards over Total Sales
Supermarkets	44,6%	44,2%	44,2%	41,5%	43,0%
COLOMBIA
Loan Portfolio (MM COP)	596.267	648.207	678.859	682.573	671.920
Provisions over Loans (%)	8,8%	6,9%	7,3%	8,0%	8,4%
% of Sales w/Credit Cards over Total Sales
Supermarkets	11,9%	12,4%	12,7%	12,5%	13,3%
Home Improvement	5,9%	7,4%	6,1%	5,7%	6,5%

Financial Data by Business Segment and Country

	Second Quarter			Six-Month, ended June 30th
	2015	2014		2015	2014
	CLP MM	CLP MM	r %	CLP MM	CLP MM	r %
Chile	611.642	568.634	7,6%	1.203.371	1.108.783	8,5%
Argentina	496.499	425.746	16,6%	1.006.550	844.195	19,2%
Brazil	409.161	533.718	-23,3%	883.724	1.059.564	-16,6%
Peru	201.593	200.758	0,4%	406.964	394.633	3,1%
Colombia	210.367	252.760	-16,8%	418.257	481.743	-13,2%
Supermarkets	1.929.261	1.981.615	-2,6%	3.918.866	3.888.918	0,8%
Chile	123.175	112.926	9,1%	250.558	232.546	7,7%
Argentina	199.822	151.301	32,1%	404.038	308.972	30,8%
Colombia	15.281	16.035	-4,7%	31.569	31.027	1,7%
Home Improvement	338.277	280.262	20,7%	686.164	572.545	19,8%
Chile	239.368	235.847	1,5%	451.046	443.179	1,8%
Peru	13.230	8.739	51,4%	24.479	15.474	58,2%
Department Stores	252.598	244.585	3,3%	475.525	458.653	3,7%
Chile	30.529	28.892	5,7%	61.501	56.385	9,1%
Argentina	20.013	15.762	27,0%	37.747	30.672	23,1%
Peru	4.670	4.164	12,1%	8.738	7.921	10,3%
Colombia	2.352	2.436	-3,4%	4.700	4.886	-3,8%
Shopping Centers	57.564	51.255	12,3%	112.685	99.864	12,8%
Chile	15.734	55.630	-71,7%	61.609	104.933	-41,3%
Argentina	23.305	15.407	51,3%	45.848	32.245	42,2%
Brazil	716	990	-27,7%	2.569	1.526	68,4%
Peru	11.386	10.901	4,4%	21.699	19.855	9,3%
Colombia	508	2.126	-76,1%	2.254	4.032	-44,1%
Financial Service	51.649	85.054	-39,3%	133.979	162.590	-17,6%
Chile	847	-705	-220,1%	829	-588	-241,1%
Argentina	2.594	837	209,8%	3.549	1.486	138,9%
Peru	130	401	-67,5%	657	404	62,7%
Colombia	-927	-1.440	-35,6%	-1.739	-2.715	-35,9%
Other	2.644	-908	-391,2%	3.296	-1.413	-333,3%
D.O.	-14.884	-56.829	-73,8%	-60.760	-105.960	-42,7%
TOTAL REVENUES	2.617.109	2.585.035	1,2%	5.269.756	5.075.196	3,8%

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Chile	-455.914	-432.321	5,5%	-905.210	-841.537	7,6%
Argentina	-335.209	-293.698	14,1%	-686.712	-581.914	18,0%
Brazil	-320.028	-437.451	-26,8%	-695.305	-865.295	-19,6%
Peru	-157.041	-156.183	0,5%	-315.185	-307.768	2,4%
Colombia	-167.201	-205.576	-18,7%	-332.988	-388.408	-14,3%
Supermarkets	-1.435.393	-1.525.229	-5,9%	-2.935.400	-2.984.923	-1,7%
Chile	-88.087	-82.413	6,9%	-180.267	-169.605	6,3%
Argentina	-125.817	-89.998	39,8%	-249.768	-180.439	38,4%
Colombia	-11.498	-12.323	-6,7%	-23.795	-23.314	2,1%
Home Improvement	-225.403	-184.734	22,0%	-453.829	-373.359	21,6%
Chile	-161.145	-174.536	-7,7%	-315.525	-329.043	-4,1%
Peru	-10.511	-7.708	36,4%	-19.979	-13.942	43,3%
Department Stores	-171.656	-182.244	-5,8%	-335.505	-342.985	-2,2%
Chile	-1.416	-1.266	11,9%	-3.418	-2.750	24,3%
Argentina	-5.854	-4.043	44,8%	-10.779	-7.036	53,2%
Peru	-1.314	299	-539,1%	-1.255	235	-635,3%
Colombia	-81	-100	-19,6%	-160	-199	-19,8%
Shopping Centers	-8.665	-5.110	69,6%	-15.612	-9.751	60,1%
Chile	-3.646	-13.308	-72,6%	-20.028	-28.932	-30,8%
Argentina	-5.607	-1.645	240,9%	-11.923	-5.817	105,0%
Peru	-5.532	-7.055	-21,6%	-11.229	-10.331	8,7%
Financial Service	-14.784	-22.008	-32,8%	-43.181	-45.079	-4,2%
Chile	-17	-88	-81,0%	-85	-231	-63,2%
Argentina	-1.602	-1.117	43,4%	-1.507	-1.375	9,6%
Peru	-1	-614	-99,8%	-597	-617	-3,3%
Colombia	86	0	N.A.	200	0	N.A.
Other	-1.534	-1.819	-15,7%	-1.990	-2.223	-10,5%
D.O.	4.017	14.519	-72,3%	20.400	30.028	-32,1%
TOTAL COST OF SALES	-1.853.418	-1.906.625	-2,8%	-3.765.116	-3.728.292	1,0%

Chile	155.728	136.312	14,2%	298.161	267.246	11,6%
Argentina	161.290	132.048	22,1%	319.837	262.281	21,9%
Brazil	89.133	96.267	-7,4%	188.419	194.268	-3,0%
Peru	44.552	44.575	-0,1%	91.779	86.864	5,7%
Colombia	43.166	47.184	-8,5%	85.270	93.335	-8,6%
Supermarkets	493.869	456.386	8,2%	983.466	903.995	8,8%
Chile	35.087	30.513	15,0%	70.291	62.940	11,7%
Argentina	74.005	61.303	20,7%	154.271	128.533	20,0%
Colombia	3.782	3.712	1,9%	7.774	7.713	0,8%
Home Improvement	112.874	95.528	18,2%	232.336	199.186	16,6%
Chile	78.223	61.310	27,6%	135.521	114.136	18,7%
Peru	2.719	1.031	163,8%	4.500	1.532	193,8%
Department Stores	80.942	62.341	29,8%	140.020	115.668	21,1%
Chile	29.113	27.626	5,4%	58.083	53.635	8,3%
Argentina	14.159	11.720	20,8%	26.968	23.636	14,1%
Peru	3.355	4.464	-24,8%	7.483	8.155	-8,2%
Colombia	2.272	2.336	-2,8%	4.540	4.687	-3,1%
Shopping Centers	48.899	46.145	6,0%	97.073	90.113	7,7%
Chile	12.088	42.321	-71,4%	41.581	76.002	-45,3%
Argentina	17.698	13.762	28,6%	33.925	26.428	28,4%
Brazil	716	990	-27,7%	2.569	1.526	68,4%
Peru	5.854	3.846	52,2%	10.470	9.525	9,9%
Colombia	508	2.126	-76,1%	2.254	4.032	-44,1%
Financial Service	36.864	63.046	-41,5%	90.798	117.511	-22,7%
Chile	830	-793	-204,6%	744	-818	-191,0%
Argentina	992	-280	-454,6%	2.042	111	1740,6%
Peru	129	-214	-160,4%	59	-214	-127,8%
Colombia	-841	-1.440	-41,6%	-1.539	-2.715	-43,3%
Other	1.110	-2.727	-140,7%	1.306	-3.636	-135,9%
D.O.	-10.867	-42.309	-74,3%	-40.360	-75.933	-46,8%
TOTAL GROSS PROFIT	763.690	678.410	12,6%	1.504.640	1.346.904	11,7%

Supermarkets	-435.048	-413.362	5,2%	-847.911	-792.593	7,0%
Shopping Centers	-10.600	-8.609	23,1%	-23.697	-16.250	45,8%
Home Improvement	-95.876	-75.228	27,4%	-186.739	-145.651	28,2%
Department Stores	-73.549	-61.806	19,0%	-136.160	-120.809	12,7%
Financial Service	-22.075	-34.082	-35,2%	-48.849	-53.501	-8,7%
Others	-40.430	-38.393	5,3%	-76.486	-72.319	5,8%
D.O.	5.295	22.829	-76,8%	17.371	34.656	-49,9%
SG&A	-672.283	-608.650	10,5%	-1.302.470	-1.166.468	11,7%
Supermarkets	60.554	46.228	31,0%	139.914	116.365	20,2%
Shopping Centers	59.420	32.518	82,7%	107.479	75.613	42,1%
Home Improvement	17.093	20.693	-17,4%	45.834	53.983	-15,1%
Department Stores	7.791	956	714,6%	4.467	-3.176	-240,6%
Financial Service	14.848	28.967	-48,7%	42.422	64.112	-33,8%

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Others	-88.250	-23.549	274,7%	-133.312	-66.560	100,3%
D.O.	-5.593	-19.510	-71,3%	-23.429	-41.397	-43,4%
OPERATING RESULT	65.863	86.303	-23,7%	183.374	198.940	-7,8%

Supermarkets	93.513	79.223	18,0%	206.350	180.946	14,0%
Shopping Centers	62.465	35.117	77,9%	114.410	80.874	41,5%
Home Improvement	22.540	25.640	-12,1%	56.683	63.691	-11,0%
Department Stores	15.336	7.317	109,6%	20.155	9.553	111,0%
Financial Service	17.402	29.987	-42,0%	45.944	66.159	-30,6%
Others	-99.839	-37.328	-167,5%	-157.844	-99.745	58,3%
D.O.	-12.837	-18.009	-28,7%	-26.866	-33.648	-20,2%
EBITDA	98.580	121.947	-19,2	285.830	267.830	-3,4%

Supermarkets	93.513	79.223	18,0%	206.350	180.946	14,0%
Shopping Centers	41.346	40.188	2,9%	80.314	79.235	1,4%
Home Improvement	22.540	25.640	-12,1%	56.683	63.691	-11,0%
Department Stores	15.336	7.317	109,6%	20.155	9.553	111,0%
Financial Service	17.402	29.987	-42,0%	45.944	66.159	-30,6%
Others	-84.369	-20.214	317,4%	-125.532	-60.395	107,9%
D.O.	-5.774	-20.067	-71,2%	-24.144	-42.513	-43,2%
ADJUSTED EBITDA	99.994	142.073	-29,6%	259.769	296.676	-12,4%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Second Quarter			Six-Month, ended June 30th
	2015	2014		2015	2014
	CLP MM	CLP MM	r %	CLP MM	CLP MM	r %
Profit (Loss)	46.478	19.180	142,3%	66.582	50.434	32,0%
Profit (loss) from D.O.	6.918	5.836	18,5%	9.244	11.095	-16,7%
Net Financial Costs	55.738	48.727	13,1%	108.412	101.781	7,1%
Net financial costs from D.O.	3.730	10.159	-63,3%	14.223	18.664	-23,8%
Result from Indexation Units	7.579	11.815	-35,9%	8.490	22.140	-61,7%
Result from Indexation Units from D.O.	39	1.759	-97,8%	38	3.025	-98,7%
Result from Exchange Variations	14.955	3.241	361,5%	26.544	8.345	218,1%
Result from Exchange Variations from D.O.	-7.103	300	N.A.	-2.761	5.839	-147,3%
Income taxes	-55.473	3.913	N.A.	-22.114	18.123	3,0%
Income taxes from D.O.	2.008	1.457	37,9%	2.684	2.774	-3,2%
Depreciation & Amortization	52.455	50.127	4,6%	105.950	97.492	8,7%
Depreciation & Amortization from D.O.	181	557	-67,5%	715	1.115	-35,9%
Revaluation of Investment Properties	-21.119	5.070	N.A.	-34.096	-1.639	1980,3%

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Adjusted EBITDA	105.768	162.141	-34,8%	283.912	339.189	-16,3%

PROFORMA
Profit (Loss)	53.395	25.017	113,4%	75.827	61.529	23,2%
Net Financial Costs	58.849	58.886	-0,1%	122.635	120.445	1,8%
Result from Indexation Units	7.619	13.574	-43,9%	8.528	25.166	-66,1%
Result from Exchange Variations	7.852	3.540	121,8%	23.784	14.184	67,7%
Income taxes	-53.464	5.370	N.A.	-19.431	20.897	-193,0%
Depreciation & Amortization	52.636	50.684	3,9%	106.665	98.607	8,2%
Revaluation of Investment Properties	-21.119	5.070	N.A.	-34.096	-1.639	1980,3%
Adjusted EBITDA	105.768	162.141	40,5%	283.912	339.189	-16,3%

Quarter ended June 30, 2015 (in millions of CLP)
		Shopping	Home	Department	Financial				Pro-
Information by Segment	Supermarkets	Centers	Improvement	Store	Service	Others	D.O.	Consolidated	forma
Net Income	60.588	60.465	17.093	7.791	16.564	-109.106	-6.918	46.478	53.395
Financial Expense (net)	0	0	0	0	0	58.849	-3.730	55.119	58.849
Income Tax Charge	0	0	0	0	0	-53.464	-2.008	-55.472	-53.464
EBIT	60.588	60.465	17.093	7.791	16.564	-103.721	-12.656	46.125	58.781
Depreciation and Amortization	32.925	2.000	5.447	7.545	838	3.881	-181	52.455	52.636
EBITDA	93.513	62.465	22.540	15.336	17.402	-99.839	-12.837	98.580	111.417
Exchange differences	0	0	0	0	0	7.852	7.103	14.955	7.852
Revaluation of Investment Properties	0	-21.119	0	0	0	0	0	-21.119	-21.119
(Losses) gains from indexation	0	0	0	0	0	7.619	-39	7.579	7.619
Adjusted EBITDA	93.513	41.346	22.540	15.336	17.402	-84.369	-5.774	99.994	105.768

Six-Months, ended June 30 2015 (in millions of CLP)
		Shopping	Home	Department	Financial				Pro-
Information by Segment	Supermarkets	Centers	Improvement	Store	Service	Others	D.O.	Consolidated	forma
Net Income	140.023	110.194	45.834	4.467	44.138	-268.828	-9.244	66.582	75.827
Financial Expense (net)	0	0	0	0	0	122.635	-14.223	108.412	122.635
Income Tax Charge	0	0	0	0	0	-19.431	-2.684	-22.114	-19.431
EBIT	140.023	110.194	45.834	4.467	44.138	-165.624	-26.151	152.880	179.032
Depreciation and Amortization	66.326	4.216	10.849	15.688	1.806	7.780	-715	105.950	106.665
EBITDA	206.350	114.410	56.683	20.155	45.944	-157.844	-26.866	258.830	285.697
Exchange differences	0	0	0	0	0	23.784	2.761	26.544	23.784
Revaluation of Investment Properties	0	-34.096	0	0	0	0	0	-34.096	-34.096
(Losses) gains from indexation	0	0	0	0	0	8.528	-38	8.490	8.528
Adjusted EBITDA	206.350	80.314	56.683	20.155	45.944	-125.532	-24.144	259.769	283.912

Quarter ended June 30, 2014 (in millions of CLP)
		Shopping	Home	Department	Financial				Pro-
Information by Segment	Supermarkets	Centers	Improvement	Store	Service	Others	D.O.	Consolidated	forma
Net Income	45.595	33.724	20.693	956	28.967	-104.919	-5.836	19.180	25.017
Financial Expense (net)	0	0	0	0	0	58.886	-10.159	48.727	58.886
Income Tax Charge	0	0	0	0	0	5.370	-1.457	3.913	5.370
EBIT	45.595	33.724	20.693	956	28.967	-40.663	-17.452	71.820	89.272
Depreciation and Amortization	33.628	1.393	4.947	6.361	1.020	3.335	-557	50.127	50.684
EBITDA	79.223	35.117	25.640	7.317	29.987	-37.328	-18.009	121.947	139.956
Exchange differences	0	0	0	0	0	3.540	-300	3.241	3.540
Revaluation of Investment Properties	0	5.070	0	0	0	0	0	5.070	5.070
(Losses) gains from indexation	0	0	0	0	0	13.574	-1.759	11.815	13.574
Adjusted EBITDA	79.223	40.188	25.640	7.317	29.987	-20.214	-20.067	142.073	162.141

Six-Months, ended June 30 2014 (in millions of CLP)
		Shopping	Home	Department	Financial				Pro-
Information by Segment	Supermarkets	Centers	Improvement	Store	Service	Others	D.O.	Consolidated	forma
Net Income	115.777	78.067	53.983	-3.176	64.112	-247.233	-11.095	50.434	61.529
Financial Expense (net)	0	0	0	0	0	120.445	-18.664	101.781	120.445
Income Tax Charge	0	0	0	0	0	20.897	-2.774	18.123	20.897
EBIT	115.777	78.067	53.983	-3.176	64.112	-105.892	-32.533	170.338	202.871
Depreciation and Amortization	65.170	2.789	9.708	12.729	2.047	6.165	-1.115	97.492	98.607
EBITDA	180.946	80.856	63.691	9.553	66.159	-99.727	-33.648	267.830	301.478
Exchange differences	0	0	0	0	0	14.184	-5.839	8.345	14.184
Revaluation of Investment Properties	0	-1.639	0	0	0	0	0	-1.639	-1.639
(Losses) gains from indexation	0	0	0	0	0	25.166	-3.025	22.140	25.166
Adjusted EBITDA	180.946	79.217	63.691	9.553	66.159	-60.377	-42.513	296.676	339.189

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Macroeconomic Information

End of period Exchange Rate

	06/30/2015	06/30/2014	% change
CLP / USD	639,0	552,7	15,6%
CLP / AR$	70,4	68,0	3,5%
CLP / Colombian	0,25	0,29	-13,8%
CLP / Peruvian Nuevo Sol	201,0	197,6	1,7%
CLP / Brazilian Real	206,3	249,8	-17,4%

Inflation

	2Q15	1Q15	2Q14	1Q14
Chile	4,40%	4,20%	4,30%	3,50%
Brazil	8,89%	8,13%	6,52%	6,15%
Peru	3,54%	3,02%	3,45%	3,38%
Colombia	4,42%	4,56%	2,79%	2,51%

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Marisol Fernández

IRO

Phone +562 2959 0545

mariasoledad.fernandez@cencosud.cl

Natalia Nacif	Ignacio Reyes
Senior IR Analyst	Senior IR Analyst
Phone +562 2959 0368	Phone +562 2959 0804
natalia.nacif@cencosud.cl	ignacio.reyesmiranda@cencosud.cl

Webcast & Teleconference Information

Friday August 28th, 2015

03:00 PM Santiago

02:00 PM New York

Participant Dial-IN

Toll Free: 877-407-8031

International: 201-689-8031

Conference ID #: 13616251

Replay:

Toll Free: 1-877-660-6853

International: 1-201-612-7415

Webcast available at

http://www.cencosud.com/en/inversionistas/

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.